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                             MATERIAL CHANGE REPORT

              UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND),
             SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
              SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA) AND
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.       REPORTING ISSUER

         TELUS Corporation ("TELUS")
         3777 Kingsway
         Burnaby, British Columbia  V5H 3Z7
         Telephone Number:  (604) 432-4722

2.       DATE OF MATERIAL CHANGE

         August 21, 2000

3.       PRESS RELEASE

         August 21, 2000, a copy of which is attached hereto.

4.       SUMMARY OF MATERIAL CHANGE

         On August 21, 2000, TELUS announced that it had entered into a support agreement (the "Support Agreement") with Clearnet Communications Inc. ("Clearnet") pursuant to which TELUS, or a subsidiary thereof, agreed to make offers to purchase (collectively, the "Offers") all of the outstanding Class A Non-Voting Shares ("Class A Shares"), Class B Shares, Class C Subordinate Voting Shares ("Class C Shares") and Class D Subordinate Voting Shares ("Class D Shares") (the Class A Shares, Class B Shares, Class C Shares and Class D Shares being herein collectively referred to as the "Clearnet Shares") in the capital of Clearnet. The consideration for the Offers will be, at the election of the holder,

         (a) $70.00 in cash for each Class A Share, Class C Share or Class D Share or $0.70 in cash for each Class B Share;

         (b) 1.636 fully paid and non-assessable non-voting shares in the capital of TELUS (the "TELUS Non-Voting Shares") for each Class A Share, Class C Share or Class D Share or 0.01636 fully paid and non-assessable TELUS Non-Voting Shares for each Class B Share; or

         (c)      a combination of the foregoing.

         The Offers will be subject to a maximum of 50% of the total consideration paid for the Clearnet Shares being cash and 50% of the total consideration paid for the Clearnet Shares being TELUS Non-Voting Shares. The Offers will contain pro-ration provisions to the extent either the cash option or share option is over-subscribed.


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         TELUS also announced that it had entered into lock-up agreements with certain shareholders, (collectively, the "Lock-Up Agreements") pursuant to which TELUS agreed to make the Offers. The Board of Directors of Clearnet has determined that the Offers are fair and will recommend that holders of Clearnet Shares accept the Offers.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         BACKGROUND AND PURPOSE OF THE OFFERS

         On August 20, 2000, TELUS entered into the Support Agreement with Clearnet pursuant to which TELUS agreed to make the Offers, either directly or through a subsidiary, on or before September 30, 2000. Clearnet has also agreed to co-operate with TELUS in relation to the Offers and not to take any action which may reduce the likelihood of success of or delay the take up and payment of Clearnet Shares deposited under the Offers or the completion of the Offers.

         TELUS has agreed to not waive or amend the terms of the Offers or extend the expiry date of the Offers (the "Expiry Date"), being the 20th business day after the day on which the Offers are commenced, without the prior consent of Clearnet other than (i) so that any Acquisition Proposal ceases to be a Superior Proposal; (ii) to increase the consideration payable under the Offers; (iii) to extend the Expiry Date provided that the final Expiry Date may not be later than the later of (A) October 30, 2000 or (B) the day that is one week prior to the date that Industry Canada has publicly announced as the date on which it will commence a PCS spectrum auction, further provided that in no event will the Expiry Date be after November 30, 2000; (iv) to waive any conditions of the Offers, provided that TELUS may not waive the condition that requires that by 12:01 a.m. (local time) (the "Expiry Time") on the Expiry Date not less than 66 2/3% of each class of Clearnet Shares outstanding (on a fully-diluted basis) shall have been validly deposited under the Offers such that such threshold is less than 51% of each class of Clearnet Shares outstanding.

         In the Support Agreement, TELUS covenants, among other things, that until it has taken up and paid for the Clearnet Shares under the Offers or the Support Agreement has been terminated:

         (a) TELUS shall, and shall cause each of its subsidiaries to, conduct its and their respective businesses only in, and not take any action except in the usual, ordinary and regular course of business and consistent with past practice; and

         (b) TELUS shall not take any action or permit any of its subsidiaries to take any action that would interfere with or be inconsistent with the completion of the transactions contemplated in the Support Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by it in the Support Agreement untrue in any material respect at any time prior to the Expiry Date if then made.

         In the Support Agreement, Clearnet covenants, among other things, that until TELUS has taken up and paid for the Clearnet Shares under the Offers or the Support Agreement has been terminated:

         (a) Clearnet shall not, directly or indirectly, through any officers, director, employee, representative or agent, or any of its subsidiaries:


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                                      -3-

                  (i) solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in any inquiries or proposals regarding an Acquisition Proposal;

                  (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; or

                  (iii) approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal;

                           provided, however, that nothing in the Support Agreement may prevent the Board of Directors of Clearnet from considering or participating in discussions or negotiations or entering into a confidentiality agreement and providing information to a person who proposes a BONA FIDE Acquisition Proposal or recommending to its shareholders an agreement in respect of an unsolicited BONA FIDE written Acquisition Proposal (i) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of Clearnet, acting in good faith, to be reasonably likely to be obtained; (ii) in respect of which the ability of the party making such unsolicited BONA FIDE written Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal and comply with the foreign ownership provisions under the Telecommunications Act and Radiocommunications Act has been demonstrated to the satisfaction of the Board of Directors of Clearnet, acting in good faith;
                           (iii) which is not subject to a due diligence access condition which allows access to information not provided to TELUS; (iv) in respect of which the Board of Directors of Clearnet determines (having consulted outside counsel) that it is required in the exercise of its fiduciary duty to consider; and (v) in respect of which the Board of Directors of Clearnet determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable to its shareholders, from a financial point of view, than the Offers (any such Acquisition Proposal being referred to as a "Superior Proposal"); and

         (b) Notwithstanding the above, Clearnet may accept, approve or recommend or enter into any agreement, undertaking or arrangement in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal if and only if: (i) it has provided TELUS with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal and (ii) 60 hours (the "Notice Period") have elapsed from the later of the date TELUS received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date TELUS received a copy of the Acquisition Proposal document. During the Notice Period, TELUS shall have the opportunity to offer to amend the Support Agreement and the Offers. The Board of Directors of Clearnet will review any offer by TELUS to amend the terms of the Support Agreement in good faith to determine, in its discretion and in the exercise of its fiduciary duties, whether TELUS' offer to amend the terms of the Support Agreement and the Offers upon acceptance by Clearnet would result in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors of Clearnet so determines, it will enter into an amended agreement with TELUS reflecting TELUS' amended proposal and the Offers will be amended accordingly.

         If at any time after the execution of the Support Agreement:

         (a) TELUS terminates the Support Agreement because certain conditions relating to Clearnet's representations and warranties in the Support Agreement have not been satisfied by the Expiry Time on the Expiry Date;


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                                      -4-

         (b) Clearnet shall have entered into an agreement with respect to a Superior Proposal; or

         (c) the Board of Directors of Clearnet has withdrawn, qualified or changed any of its recommendations or determinations in a manner adverse to TELUS, except if that withdrawal, qualification or change is a result of a Specific TELUS Event, or has approved or recommended any Acquisition Proposal;

         (each of the above being a "TELUS Payment Event"), then if the TELUS Payment Event occurs on a date (the "Date") which is after the later of
         (i) August 28, 2000, and (ii) three days following the making of a Superior Proposal, if made on or before (i), Clearnet shall pay to TELUS $92,500,000 and if the TELUS Payment Event occurs prior to the Date, Clearnet shall pay to TELUS $185,000,000.

         Also on August 20, 2000, TELUS entered into the Lock-Up Agreements with each of Nextel International, Inc. ("Nextel"), Motorola Canada Limited ("Motorola"), Madison Dearborn Capital Partners, L.P. and Lenbrook Inc. pursuant to which TELUS agreed to make the Offers.

         Nextel and Motorola have each agreed to elect to receive TELUS Non-Voting Shares in exchange for 100% and 75%, respectively, of the Clearnet Shares owned by them, representing an aggregate of 22.5 million TELUS Non-Voting Shares. Nextel and Motorola have also agreed to a standstill on these shares for a period of up to one year following the date the Clearnet Shares are taken-up and paid for under the Offers.

         The Board of Directors of Clearnet, upon the recommendations of an independent committee of the board and its financial advisor, RBC Dominion Securities Inc., has recommended the Offers for approval by the holders of the Clearnet Shares.

         For the purposes of the foregoing,

         "Acquisition Proposal" means any merger, amalgamation, consolidation, business combination, strategic alliance, recapitalization, liquidation, take-over bid, sale of material assets (or any lease, long term supply agreement or other arrangement having the same effect as a sale of material assets), any material sale of treasury shares or rights or interests therein or thereto or similar transactions involving Clearnet or its subsidiaries, or a BONA FIDE proposal to do so, excluding the Offers.

         "Specific TELUS Event" means any material adverse change in TELUS which occurs as a result of an act of God, hurricane, tornado, epidemic, landslide, earthquake, an act of public enemy, war (declared or undeclared), insurrection, embargo, general unrest or restraint of government and people or similar occurrence.

         FINANCING OF THE OFFERS

         TELUS has arranged for senior credit facilities in an aggregate amount of up to $7.7 billion through The Toronto-Dominion Bank and Morgan Guaranty Trust Company of New York. The credit facilities will be available in three tranches, in the amounts of $5 billion ("Tranche A"), $1.25 billion ("Tranche B") and $1.45 billion ("Tranche C"), respectively. The purposes of the credit facilities will be to finance the Offers, finance existing and acquired indebtedness and to provide funds which may be required to purchase outstanding notes of Clearnet. The credit facilities are for a 364 day term. Security for repayment of the credit facilities includes the:

         (a) pledge of certain shares of specified subsidiaries of TELUS, include those of the subsidiary through which the Offers may be conducted, if applicable ("AcqCo");


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                                      -5-

         (b) assignment of demand intercompany loans made by TELUS to effect the Offers;

         (c) assignment of secured and unsecured intercompany debt owed by Clearnet to TELUS; and

         (d) unlimited joint and several guarantees of the specified subsidiaries of TELUS and AcqCo, if applicable.

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         TELUS is not relying on Section 85(2) of the Act.

7.       OMITTED INFORMATION

         There is no omitted information.

8.       SENIOR OFFICERS

         For further information contact:

         Mr. James W. Peters
         Executive Vice President, Corporate Development &
         Corporate Affairs and General Counsel
         TELUS Corporation
         3777 Kingsway
         Burnaby, British Columbia  V5H 3Z7

         Telephone:  (604) 432-4722                Telecopier:  (604) 437-8560

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 30th day of August, 2000.

                                    TELUS CORPORATION


                                    Per: "ROBERT J. DARDI"
                                         -------------------------------
                                         Robert J. Dardi
                                         Vice President and Corporate Secretary



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                      TELUS AND CLEARNET TO CREATE CANADA'S
                            LARGEST WIRELESS COMPANY

              C$6.6 BILLION ACQUISITION OF CLEARNET PROVIDES TELUS
               WITH IMMEDIATE NATIONAL WIRELESS COVERAGE AND SETS
                  STAGE FOR MOBILITY, DATA AND INTERNET GROWTH

TORONTO, August 21, 2000 - In what will be the largest acquisition in Canadian telecommunications history, TELUS Corporation (TSE: T, T.A)has agreed to offer to acquire all of the shares of national digital wireless company Clearnet Communications Inc.(TSE: NET.A; NASDAQ: CLNT).The combined entity will be a leader in the fast-growing market for national wireless voice, data and Internet services. The combination of TELUS 's and Clearnet 's wireless operations will produce the largest wireless company in Canada in terms of annual revenue, customer growth and wireless spectrum position.

The transaction, valued at C$6.6 billion, will unite Western Canada 's leading wireless company with the country 's most dynamic national wireless company. This deal is a major advance in building TELUS into the leading Canadian provider of advanced, integrated communications, with more than 1.8 million customers, a license to provide coverage to 30.7 million potential customers and existing digital network coverage for more than 21 million potential customers from coast to coast. George Cope, President and CEO of Clearnet, will assume leadership of the combined wireless entity as its President and CEO.

A BOLD NEW FORCE IN CANADIAN TELECOMMUNICATIONS

"Wireless and IP applications are the two fastest-growing areas in telecommunications and their convergence will be the most significant event of the next decade for our industry. Our objective is to become the Canadian leader of this market, " said Darren Entwistle, TELUS President and CEO. "This transaction will give us immediate national wireless coverage, which will serve as the foundation for the data and Internet strategy we are about to unveil.

"This deal is significant not only in its scale, but, more importantly, it signifies TELUS 's strong commitment to becoming Canada 's preeminent data and wireless communications company. And it indicates how TELUS will behave in the future. We will act quickly, decisively and responsibly, focusing on growth areas of our industry to add value for our shareholders."

George Cope, President and CEO of Clearnet, called the deal "an exciting and compelling opportunity for Clearnet shareholders, clients and employees to be part of a bold new force in Canadian telecommunications. Together, we will be able to dramatically expand our ability to fully exploit the opportunities in Canadian wireless.

"Our clients will greatly benefit from this transaction through access to a competitive and integrated mix of new and improved services, including bundled services and new data and Internet options. Joining forces with TELUS means we will have unparalleled human and financial resources to capitalize on the wireless revolution in voice, Internet and data services."


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                                      -2-

Under the terms of a Support Agreement between TELUS and Clearnet, pursuant to which TELUS has agreed to make, and Clearnet has agreed to support, the offer, TELUS will offer to acquire all of the outstanding shares of Clearnet for C$70 per share (after giving effect to the conversion ratio between Clearnet 's Class B and Class A non-voting shares). Clearnet shareholders have the right to elect to receive C$70 in cash or 1.636 TELUS Non-Voting shares for each Clearnet share tendered, or any combination, subject to the aggregate consideration paid by TELUS being one-half cash and one-half TELUS Non-Voting shares. Tendering shareholders will be prorated depending upon the total number of shareholders electing to receive cash versus TELUS Non-Voting shares.

The offer price of C$70 per share represents a 53 per cent premium to the closing price (C$45.80; US$31.00) of the Clearnet Class A non-voting shares on Friday, August 18, 2000, the last trading day before the transaction was announced.

TELUS has entered into lock-up agreements with certain Clearnet shareholders holding an aggregate of more than 86 per cent of the voting interest in Clearnet and more than 30 per cent of the economic interest in Clearnet under which these shareholders have agreed to tender all of their Clearnet shares to the TELUS offer. If accepted by all shareholders, Clearnet shareholders will hold 18.5 per cent of TELUS shares outstanding.

Subject to the conditions described above, Nextel Communications, Inc., through Nextel International, Inc., and Motorola Canada Limited, two of Clearnet 's major shareholders, have agreed to elect to receive TELUS Non-Voting shares in exchange for 100 per cent and 75 per cent, respectively, of the Clearnet shares that they own, representing a total of 22.5 million TELUS Non-Voting shares. Furthermore, Nextel and Motorola have agreed to a standstill on these shares for a period of up to one year following the closing date of the transaction.

TD Securities and J.P. Morgan & Co. Inc. acted as financial advisors for TELUS and have fully underwritten the debt component of the transaction 's financing.

The Board of Directors of Clearnet, upon the recommendations of an independent committee of its directors established to consider TELUS 's offer and of RBC Dominion Securities Inc., its financial advisor, has recommended the offer for approval by its shareholders. It is anticipated that the offer will be mailed to Clearnet shareholders in mid-September, 2000. The Support Agreement provides that Clearnet must pay a "break fee " to TELUS in certain circumstances. If an acquisition proposal emerges before August 29, 2000 and the Board of Directors of Clearnet recommends that proposal and TELUS does not match it, Clearnet will pay a break fee and the shareholders to the Lock Up agreements may tender to that proposal.

"This transaction has been structured with the optimum mix of cash and equity, " said Darren Entwistle. "We wanted to ensure that after the closing of the transaction, TELUS would remain financially strong and would have the financial flexibility to finance its data and Internet initiatives to fuel the company 's growth. We are committed to maintaining an investment grade credit rating. Our June 30, 2000 pro forma balance sheet after acquiring Clearnet shows net debt of C$7.6 billion and total shareholders equity of C$6.8 billion. We are maintaining our dividend, as we are committed to meet the expectations of our current shareholders.


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                                      -3-

"George and I are very excited about the opportunities that lie ahead, and I look forward to working with him in his position as leader of our combined wireless operations," added Entwistle. "We believe these two companies are a great fit. We share a common vision of our industry 's future, we have compatible wireless technology and together we are the leading national player - TELUS is the wireless leader in Western Canada, while Clearnet has a powerful presence in Eastern Canada."

Clearnet brings to TELUS more than 2,600 team members with an exceptionally strong entrepreneurial culture. "Our national employee team is renowned for its talent, motivation and commitment to leading the wireless industry," said George Cope. "We look forward to joining with TELUS 's experienced team of wireless professionals in the implementation of the new wireless voice, data and Internet strategy of our combined entity."

LEADING EDGE DIGITAL WIRELESS SOLUTIONS
By operating its own national digital wireless network, TELUS will be able to compete more aggressively for wireless customers across Canada. Clearnet and TELUS 's wireless operations offer compatible digital PCS services based on the same leading-edge CDMA digital wireless technology. Clearnet also brings to the combined wireless entity the unique Mike network, a powerful multifunctional wireless tool aimed at the business market. Clearnet 's fast-growing Mike network boasts the highest average revenue per unit in the Canadian wireless industry.

Both companies bring strategic partnerships with key U.S. wireless carriers to their combined wireless operation. Clearnet 's partner Nextel communications, Inc.(NASDAQ: NXTL),provider of the largest guaranteed all-digital wireless network in the United States, offers, with Nextel Partners, Inc.(NASDAQ:
NXTP),Mike clients seamless coverage in 98 of the top 100 U.S. markets. TELUS has a partnership with Verizon (NYSE: VZ)through GTE Corporation, which is a member in the Verizon Wireless joint venture, the largest wireless service provider in the United States. Through this partnership, TELUS will be able to provide its cellular and PCS customers seamless, single-rate roaming North America wide.

Through this transaction, TELUS avoids the expense and uncertainties involved in building out its own cross-Canada wireless network and in developing its own wireless organization in Eastern Canada. The combination of Clearnet and TELUS networks will allow TELUS to compete in the wireless market on a national scale approximately three years sooner than if it had decided to build its own network. As well, the synergies in this transaction, including tax-losses carried forward, operating and revenue synergies, are estimated at approximately C$2.1 billion to C$2.4 billion.

The transaction is expected to be completed in October, 2000.

FORWARD LOOKING STATEMENTS
SOME STATEMENTS IN THIS DOCUMENT LOOK FORWARD IN TIME AND DEAL WITH OTHER THAN HISTORICAL OR CURRENT FACTS FOR TELUS AND CLEARNET. SUCH STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY THE INHERENT RISKS AND UNCERTAINTIES SURROUNDING FUTURE EXPECTATIONS, INCLUDING BUT NOT LIMITED TO, THE RISKS ASSOCIATED WITH:
GENERAL BUSINESS CONDITIONS IN CANADA AND THE COMPANIES ' SERVICE TERRITORIES IN CANADA; COMPETITION ON WIRELESS SERVICES (CELLULAR),LOCAL AND LONG DISTANCE SERVICES, DATA AND INTERNET SERVICES AND WITHIN THE CANADIAN TELECOMMUNICATIONS INDUSTRY GENERALLY; ADVERSE REGULATORY ACTION; TECHNOLOGICAL CHANGE; TAXATION; AVAILABILITY OF SUFFICIENT FUNDING; AND GENERATION OF OPERATING CASHFLOW SUFFICIENT TO PROVIDE FINANCIAL VIABILITY. FOR ADDITIONAL INFORMATION WITH RESPECT TO CERTAIN OF THESE AND OTHER FACTORS, SEE THE REPORTS FILED BY TELUS AND CLEARNET WITH CANADIAN PROVINCIAL SECURITIES COMMISSIONS


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                                      -4-

AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. TELUS AND CLEARNET DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE OFFER TO EXCHANGE/PROSPECTUS, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER OFFER DOCUMENTATION REGARDING THE TRANSACTION TO BE FILED WITH CANADIAN PROVINCIAL SECURITIES COMMISSIONS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AS THEY WILL CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER TO EXCHANGE/PROSPECTUS (WHEN AVAILABLE)AND OTHER RELATED DOCUMENTS FILED BY TELUS AND CLEARNET AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND THE SEDAR WEB SITE AT WWW.SEDAR.COM. WHEN AVAILABLE, THE OFFER TO EXCHANGE/PROSPECTUS AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM TELUS, ATTENTION: TELUS CORPORATION INVESTOR RELATIONS, FLOOR 30-D,10020-100 STREET, EDMONTON, AB T5J 0N5.